FILED PURSUANT TO RULE 424(B)(3)

FILE NUMBER 333-224228

UNIMIN CORPORATION

SUPPLEMENT NO. 1 TO PROSPECTUS DATED APRIL 26, 2018

THE DATE OF THIS SUPPLEMENT IS MAY 7, 2018

ON MAY 7, 2018, UNIMIN CORPORATION FILED THE ATTACHED CURRENT REPORT ON FORM 8-K

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

May 7, 2018

Unimin Corporation

(Exact name of registrant as specified in its charter)

Delaware		13-2656671
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

258 Elm Street, New Canaan, Connecticut	06840
(Address of principal executive offices)	(Zip Code)

Telephone: (203) 966-8880

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

In connection with the proposed business combination (the “merger”) between Unimin Corporation (the “Company”) and Fairmount Santrol Holdings Inc. (“Fairmount Santrol”), contemplated by the Agreement and Plan of Merger, dated as of December 11, 2018, by and among the Company, Fairmount Santrol, SCR-Sibelco NV, a privately-owned Belgian company, Bison Merger Sub, Inc. and Bison Merger Sub I, LLC, on May 7, 2018, the Company and Fairmount Santrol issued a joint press release announcing the new name of the Company and the composition of its board of directors upon the closing of the merger. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Current Report on Form 8-K contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in the registration statement on Form S-4 filed by Unimin under “Risk Factors,” and in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the Securities and Exchange Commission (the “SEC”). Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Unimin’s and/or Fairmount Santrol’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Unimin’s and/or Fairmount Santrol’s respective businesses; and the parties being unable to successfully implement integration strategies. While Unimin and/or Fairmount Santrol may elect to update forward-looking statements at some point in the future, Unimin and Fairmount Santrol specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, DATED APRIL 26, 2018, FOR THE SPECIAL MEETING OF FAIRMOUNT SANTROL STOCKHOLDERS SCHEDULED TO BE HELD ON MAY 25, 2018 AS FILED WITH THE SEC ON SCHEDULE 14A AND THE UNIMIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the merger is included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated as of May 7, 2018.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated as of May 7, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Unimin Corporation

Dated: May 7, 2018	By:	/s/ Campbell J. Jones
Name: Campbell J. Jones
Title: President and Chief Executive Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Unimin Corporation and Fairmount Santrol, Upon Completion of Merger, to Become Covia,

a Leading Provider of Proppants and Industrial Materials Solutions

Companies agree to expand board of directors from 11 to 13 directors

Chairman and three other independent directors named to complete 13-member Covia board

CHESTERLAND, Ohio and NEW CANAAN, Connecticut, May 7, 2018 — Fairmount Santrol (NYSE:FMSA) and Unimin Corporation (“Unimin”) announced today that following the close of their proposed merger (the “Merger”), the combined company will be known as Covia Holdings Corporation (“Covia”) and will trade on the New York Stock Exchange (“NYSE”) under the ticker symbol “CVIA”. In addition, Fairmount Santrol, Unimin, SCR-Sibelco NV (“Sibelco”) and the other parties to the merger agreement governing the terms of the Merger (the “merger agreement”) have agreed to increase the number of Covia board members at closing from 11 directors to 13. The companies have named four additional, independent directors, including Chairman Richard Navarre, to complete the 13-member board.

The two companies are pleased to introduce a new name chosen to signify the introduction of a transformational leader in proppant and industrial materials solutions. “Co” symbolizes the coming together of the two companies, and represents an overall commitment to collaboration and partnership. “Via,” the Latin word for “by way of,” connotes the importance of how the Company will operate, with a focus on responsibility, quality and reliability.

Said Jenniffer Deckard, President and Chief Executive Officer of Fairmount Santrol, who will serve as President and Chief Executive Officer of Covia, “Covia will be a clear leader in our space, best positioned to serve customers in key industrial end-markets and every shale play, with a broad geographically diverse asset base and a full portfolio of high-performance solutions. Covia will further distinguish itself by the way in which it will lead.”

Board of Directors Selections

Upon closing of the Merger, Covia’s board of directors will consist of 13 directors:

•	Seven directors selected by Unimin – Richard Navarre (who will be the Chairman of the Covia board), Kurt Decat, Jean-Luc Deleersnyder, Michel Delloye, Jean-Pierre Labroue, Olivier Lambrechts and Jeffrey Scofield;

•	Five directors selected by Fairmount Santrol – William Conway, Charles Fowler, Stephen Hadden, William Kelly and Matthew LeBaron; and

•	Jenniffer Deckard by virtue of serving as President and Chief Executive Officer of Covia.

Nine of the Covia directors were previously named in Unimin’s Form S-4 filed with the Securities and Exchange Commission (“SEC”) and declared effective on April 26, 2018. The four remaining directors of the Covia board, announced today, will be:

•	Richard Navarre, who will lead the Covia board as its Chairman, has more than 35 years of diverse international business and finance experience, including 19 years with Peabody Energy Corporation, serving as its President, Chief Commercial Officer, Chief Financial Officer and Executive Vice President of Corporate Development. He is currently an independent director of the Natural Resource Partners LP and Arch Coal boards, as well as chairman of the board of Civeo Corporation.

•	Stephen Hadden, who has over 40 years of experience in the oil and gas industry, having served in various management roles for Texaco Inc., now Chevron Corporation, and more recently as Executive Vice President of Worldwide Exploration and Production for Devon Energy Corporation. He has corporate board experience with Ulterra Drilling Technologies, LINN Energy and Berry Petroleum Company.

•	William Kelly, who served as Chairman and Chief Executive Officer of Unifrax Corporation for over 10 years until 2006. From 2010 to 2015, he served on the Executive Council of American Securities, LLC. He is a board member for privately held Unifrax Corporation and Smart Source Computer Rentals.

•	Jeffrey Scofield, who currently serves as Chief Operating Officer at Lime Rock Partners, where he held positions of increasing responsibility including Managing Director and Associate Director. Before that, Mr. Scofield was Vice President and Senior Associate at Harrison Lovegrove LP, an acquisition, merger and divestiture advisory firm sold to Standard Chartered, and was an analyst at Donaldson, Lufkin & Jenrette energy investment banking group and co-founded C&S Groundworks Ltd.

Richard Navarre, announced Chairman of the Covia board stated, “I have great respect for what Unimin and Fairmount Santrol have accomplished through their dedication to customers, communities, employees and other partners and look forward to continuing this commitment at Covia. Additionally, each of the named directors brings substantial and complementary business, industry and corporate governance experience to the board, to build upon Covia’s industry leadership and create value for all of our stakeholders.”

The nine previously announced directors are as follows:

•	William Conway, who has more than 40 years of sand industry experience and has served as Chairman of the Fairmount board (emeritus) since 2010. He was a co-founder of Fairmount Minerals, a predecessor entity of Fairmount Santrol.

•	Kurt Decat, who has been the Chief Financial Officer of Sibelco since joining the company in 2015, and, before that, served for 13 years as the Chief Finance Officer and as a director of Taminco Corporation, a global specialty chemical company.

•	Jenniffer Deckard, President and Chief Executive Officer of Fairmount Santrol, who will serve as President and Chief Executive Officer of Covia. She has been with Fairmount Santrol and its predecessor companies for approximately 25 years.

•	Jean-Luc Deleersnyder, who has served as a member of the Unimin board since June 2007 and has been Chief Executive Officer of Sibelco since 2014. Previously, he served an Executive Vice President of Umicore SA and started his career at McKinsey & Company.

•	Michel Delloye, who has been a permanent representative of Cytifinance SA on the board of directors of Sibelco, and the Chairman of the Audit Committee of Sibelco since 2016. Mr. Delloye is currently a member of the board of a number of major companies in Belgium, Luxembourg and Switzerland, including Vandemoortele, Matexi Group Holding and Matexi NV, Brederode, Schréder, Cosucra, Adswizz SA, Beqom and Unified Post, and is the chair of the audit committee at four of those companies.

•	Charles Fowler, who has served as a director of Fairmount Santrol since 1984 and as Chairman of the Executive Committee of the Fairmount Santrol board, was President and Chief Executive Officer of Fairmount Santrol from 1996 until 2013, and is a co-founder of Fairmount Minerals, a predecessor entity of Fairmount Santrol.

•	Olivier Lambrechts, who has served as Executive Vice President, Corporate Development, of Sibelco since 2016, and, before that, in a variety of positions with McKinsey & Company.

•	Matthew LeBaron, who has served as Chairman of the Fairmount Santrol board since 2010. He is a co-founder of LeBaronBrown Industries, a private investment holding company focused on investing in industrial businesses, and was previously a Managing Director at American Securities, LLC.

•	Jean-Pierre Lebroue, who has served as the permanent representative of Calavon Finance SAS on the board of directors of Sibelco since 2017 and as the President of Calavon Finance SAS since its incorporation in May 2017. He previously worked for Solvay, Rhodia, Aventis Pharma SA and Rhône-Poulenc.

Fairmount Santrol Special Stockholder Meeting Information

The Fairmount Santrol board of directors recommends that stockholders vote “FOR” the proposal to adopt the merger agreement at the special meeting of Fairmount Santrol stockholders, which will be held on Friday, May 25, 2018, at 1:30 p.m. ET, at the offices of Jones Day, 901 Lakeside Avenue East, Cleveland, Ohio 44114. All Fairmount Santrol stockholders of record as of the close of business on April 20, 2018 (the “record holders”) will be entitled to vote their shares at the special meeting. The approval of the proposal to adopt the merger agreement requires the affirmative vote of record holders of at least a majority of the outstanding shares.

About Fairmount Santrol

Fairmount Santrol is a leading provider of high-performance sand and sand-based products used by oil and gas exploration and production companies to enhance the productivity of their wells. Fairmount Santrol also provides high-quality products, strong technical leadership and applications knowledge to end users in the foundry, building products, water filtration, glass, and sports and recreation markets. Its expansive logistics capabilities include a wide-ranging network of distribution terminals and railcars that allow Fairmount Santrol to effectively serve customers wherever they operate. As one of the nation’s longest continuously operating mining organizations, Fairmount Santrol has developed a strong commitment to all three pillars of sustainable development, People, Planet and Prosperity. Correspondingly, Fairmount Santrol’s motto and action orientation is: “Do Good. Do Well.” For more information, visit FairmountSantrol.com.

About Unimin

Unimin is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio and the worldwide production capabilities of Sibelco, its privately held parent organization. Unimin is one of the largest producers of quartz proppants for oil and natural gas stimulation and recovery and is a leading supplier of multi-mineral product offerings to industrial customers in glass, construction, ceramics, coatings, polymers and foundry markets.

Unimin operates a portfolio of strategically located and long life assets with 31 mining facilities with reserves (including one facility currently under construction) and nine processing facilities (one of which is inactive) that span the United States, Mexico and Canada and serve a variety of energy and industrial customers. Unimin’s broad portfolio of minerals including silica sand, with feldspar, nepheline syenite, lime, clays (incl. kaolin), calcium carbonate and olivine allows Unimin to offer a multi-mineral product mix to its industrial customers. Unimin has built long-standing relationships with its key customers and has a broad customer base comprised of S&P 500 and blue chip customers. Unimin operates an extensive logistics and distribution network with access to five Class 1 railroads, a large number of in-basin oil and gas operating terminals and strong unit-train capabilities.

Forward-Looking Statements

This press release contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in the registration statement on Form S-4 filed by Unimin Corporation (“Unimin”) under “Risk Factors,” and in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the Merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the Merger, Unimin’s and/or Fairmount Santrol’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Unimin’s and/or Fairmount Santrol’s respective businesses; and the parties being unable to successfully implement integration strategies. While Unimin and/or Fairmount Santrol may elect to update forward-looking statements at some point in the future, Unimin and Fairmount Santrol specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, DATED APRIL 26, 2018, FOR THE SPECIAL MEETING OF FAIRMOUNT SANTROL STOCKHOLDERS SCHEDULED TO BE HELD ON MAY 25, 2018 AS FILED WITH THE SEC ON SCHEDULE 14A AND THE UNIMIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Merger is included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC.

Fairmount Santrol:

Indrani Egleston

+1 440-214-3219

Indrani.Egleston@fairmountsantrol.com

Matthew Schlarb

+1 440-214-3284

Matthew.Schlarb@fairmountsantrol.com

Unimin:

Jennifer Fox

+1 203-442-2287

jfox@unimin.com